February 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:      Robert Arzonetti

Re:          First Busey Corporation

Request for Acceleration of Effectiveness of Form S-4

SEC File No. 333-276507 (“Registration Statement”)

Dear Mr. Arzonetti:

On behalf of First Busey Corporation, as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Wednesday, February 14, 2024.

The staff should feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5171 with any questions or comments.

Very truly yours,

First Busey Corporation

/s/ Jeffrey D. Jones
Jeffrey D. Jones
Executive Vice President & Chief Financial Officer